EXHIBIT 99.2
                              NOTICE OF OFFER

EXIT BID BY INVENSYS HOLDINGS LTD FOR BAAN COMPANY N.V. IN LIQUIDATIE

In June 2000, Invensys Holdings Ltd ("Invensys"), residing in London, United Kingdom, and an indirect 100% subsidiary of Invensys Plc, announced a public cash bid on all the outstanding shares in the capital of Baan Company N.V., currently in liquidation ("the Company"). Invensys was offering (euro)2.85 per share, so that all the outstanding shares in the Company would be jointly valued at (euro)762 million. When the public bid closed, Invensys had acquired approximately 80.4% of the Company's outstanding shares, and it currently holds approximately 82% of those shares.

The extraordinary meeting of the Company's shareholders conducted on 18 August 2000 approved the sale and transfer of the Company's entire business activities to Invensys, including all assets and liabilities. This transaction was completed on 31 August 2000, and since that date, the Company is no longer independent, no longer has any business activities and is a non-operational company in the Invensys group. It had been announced that the Company would be liquidated and that a sum of (euro)2.85 per share (before tax and without interest) would be distributed to shareholders as part of the liquidation. The purchase price payable by Invensys for the Company's assets and liabilities had been fixed at such a sum that, at the end of the liquidation, shareholders could be paid a liquidation dividend of (euro)2.85 per share. The Company has been in liquidation since 27 November 2001.

Various factors beyond Invensys' control are delaying the distribution date of the proposed sum to the shareholders. One of these is the fact that the Company is one of the defendants in a number of legal proceedings in the United States and in The Netherlands. The rules on distribution after liquidation entail that shareholders do not qualify for payment until all the creditors have been paid, and then only if there is a surplus. There will indeed be a surplus after the Company has been wound up, as Invensys must amend the purchase price for the assets and liabilities in such a way that a liquidation payment of (euro)2.85 is eventually available, and that liquidation payment can not be distributed until the legal proceedings have been settled, which could take some time. The proceedings do not affect the amount of the liquidation payment or of the exit bid and/or the value of the Baan shares. As a result of the amendment formula applicable to the purchase price, the Company's equity capital per share will remain
(euro)2.85.

Invensys has decided to offer shareholders an alternative, so that they can now be paid (euro)2.85 per share without having to wait for the formal winding up. Invensys is willing to pay (euro)2.85 per share for all outstanding shares in the Company which are offered for sale on Euronext Amsterdam N.V. in the period between 19 June and 19 July 2002, close of Euronext, unless extended. This qualifies as a price guarantee. Shareholders who do not wish to wait for the formal winding up, can sell their shares in the above period, via the Seatholders Euronext Amsterdam through which they hold their shares, to ABN AMRO Bank N.V., Amsterdam, in which case Invensys will be required to purchase those shares for a sum of
(euro)2.85 per share. The Seatholders Euronext Amsterdam are requested to offer and deliver the shares to the Necigef account number 009 ISS2, stating "in favour of account 41.46.27.334". In principle, payment of the offered price of (euro)2.85 per share will take place on the third Euronext business day after the delivery to ABN AMRO Bank N.V. has taken place.

The Seatholders Euronext Amsterdam will receive a commission of (euro)
0.0034 per tendered and delivered share (with a maximum of (euro)10,000 per depot) being paid by Invensys. In principle, the exit bid will therefore be free of brokerage commission for the Baan shareholders who have accepted the exit bid.

Appropriate corresponding arrangements will be made to facilitate the sale by shareholders wishing to do so of their Baan shares registered in the shareholder registry in New York City ("U.S. Baan Shares"). Holders of U.S. Baan Shares may participate in the exit offer by submitting their shares through a depositary agent accepting shares for Invensys in the United States. Unless otherwise instructed, this depository will make payment for U.S. Baan Shares at the then prevailing U.S. dollar/euro exchange rate.

Invensys' exit bid will be unconditional and does not depend on the compliance with certain terms nor on the purchase of a minimum number of shares. The exit bid is directed at all holders of Baan shares.

The Executive Officer, Invensys Administratie B.V., which currently acts as the Company's liquidator, is in favour of this exit bid and recommends that shareholders accept the bid and sell their shares to Invensys via Euronext.

The Company's equity capital amounts to (euro)2.85 per share on the basis of the agreement entered into in August 2000. The Company's Articles of Association have now been amended - it no longer has a Non-Executive Board and it has gone into liquidation, in which connection Invensys Administratie B.V., a company in the Invensys group, is acting as liquidator. No further amendments to the Company's Articles of Association are foreseen within the framework of the public bid, nor is it likely that Invensys Administratie B.V. will be replaced as liquidator.

Pursuant to the provisions of section 6c (1) of the `Wet Toezicht Effectenverkeer 1995' (the 1995 Securities Transactions Supervision Act), the `Autoriteit Financiele markten' (the `Authority Financial Markets') has granted an exemption from the provisions of section 6a (1) and (3) of that Act and has therefore granted, inter alia, an exemption from the obligation to provide a bidding memorandum and from the obligation to convene an information meeting for shareholders. This advertisement is regarded by the `Authority' as sufficient information. The exemption granted by the AFM can be examined at www.baancompanynv.com where the Company's most recent annual accounts can also be consulted, as well as the documents submitted to the Company's meeting of shareholders on 27 November 2001.

The Baan trademark and its products are now being operated as sub-divisions of Invensys Production Management.

Please contact Duncan Bonfield at Invensys Plc., London, phone +44 207 834 3529 for any further information you may require or J.R.W. Figiel at ABN AMRO Bank N.V., Issuing Institutions/Corporate Actions, phone +31 76 579 9486.

Holders of shares registered in the United States wishing to take advantage of this exit offer should contact D.F. King & Co., Inc., the information agent for the exit offer in the United States (phone 800-769-6414) to obtain information on how to participate.

Invensys Holdings Ltd                         Baan Company N.V. in liquidatie
Invensys Plc.